Exhibit 99.3

March 26, 2020

Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, ON
M5H 3B7

Registration of common shares, warrants and placement agent warrants of Titan Medical Inc.

Dear Sirs/Mesdames:

          We have acted as Canadian special counsel to Titan Medical Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”), in connection with the issuance of:

(a)	7,000,000 common shares (the “Shares”) of the Company;

(b)
Warrants (each, a “Warrant”, and collectively the “Warrants”), to purchase an aggregate of 3,500,000 common shares, each whole Warrant entitling the holder to purchase one common share of the Company (the “Warrant Shares”); and

(c)
Placement agent warrants (each, a “Placement Agent Warrant” and collectively the “Placement Agent Warrants”), ”) to purchase up to 490,000 common shares, each whole Placement Agent Warrant entitling H.C. Wainwright & Co., LLC (or its designee) to purchase one common share of the Company (the “Placement Agent Shares” and, together with the Shares and Warrant Shares, the “Registration Shares”).

          The Shares and the Warrants were issued pursuant to a securities purchase agreement (the “Purchase Agreement”) entered into between each purchaser, respectively, and the Company and in connection with a registration statement on Form F-3 (File No. 333-232898) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission on July 30, 2019, the prospectus dated August 2, 2019 included therein (the “Base Prospectus”), and the prospectus supplement thereto dated March 25, 2020 (the “Prospectus Supplement”). The Base Prospectus and the Prospectus Supplement are collectively referred to as the “Prospectus”.

          For the purposes of this opinion, we have examined and relied upon copies of the Purchase Agreement, the form of Warrant (the “Form of Warrant”) in respect of the Warrants and the form of Placement Agent Warrant (the “Form of Placement Agent Warrant”) in respect of the Placement Agent Warrants. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of and relied upon the following documents (collectively, the “Corporate Documents”):

(a)	the certificate and articles of amalgamation of the Company;

(b)	the by-laws of the Company;

(c)	certain resolutions of the Company’s directors; and

(d)	a certificate of an officer of the Company (the “Officer’s Certificate”).

          We also have reviewed such other documents, and have considered such questions of law, as we have deemed relevant and necessary as a basis for the opinion expressed herein. We have relied upon the Corporate Documents without independent investigation of the matters provided for therein for the purpose of providing our opinion expressed herein.

          In examining all documents and in providing our opinion expressed herein we have assumed that:

(a)	all individuals had the requisite legal capacity;

(b)	all signatures are genuine;

(c)	all Warrants conform to the Form of Warrant in all respects;

(d)	all Placement Agent Warrants conform to the Form of Placement Agent Warrant in all respects;

(e)	all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals;

(f)	all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate; and

(g)
all facts set forth in the certificates supplied by the respective officers and directors, as applicable, of the Company including, without limitation, the Officer’s Certificate, are complete, true and accurate.

          Our opinion is expressed only with respect to the laws of the Province of Ontario (the “Jurisdiction”) and the laws of Canada applicable therein. Any reference to the laws of the Jurisdiction includes the laws of Canada that apply in the Jurisdiction.

          Our opinion is expressed with respect to the laws of the Jurisdiction in effect on the date of this opinion. We have no responsibility or obligation to (i) update this opinion, (ii) take into account or inform the addressee or any other person of any changes in law, facts or other developments subsequent to this date that do or may affect the opinions we express, or (iii) advise the addressee or any other person of any other change in any matter addressed in this opinion, nor do we have any responsibility or obligation to consider the applicability or correctness of this opinion to any person other than the addressee.

          Where our opinion refers to any of the Registration Shares as being issued as being “fully-paid and non-assessable”, such opinion assumes that all required consideration (in whatever form) has been paid or provided and no opinion is expressed as to the adequacy of any such consideration paid or provided.

          Based and relying upon the foregoing, we are of the opinion that:

(a)	the Shares have been validly issued as fully paid and non- assessable;

(b)	the Warrant Shares, when issued upon exercise of the Warrants in accordance with their terms, will be validly issued as fully paid and non-assessable; and

(c)	the Placement Agent Shares, when issued upon exercise of the Placement Agent Warrants in accordance with their terms, will be validly issued as fully paid and non-assessable.

          This opinion has been prepared for your use in connection with the Registration Statement and is expressed as of the date hereof. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Registration Statement, the Prospectus or the Registration Shares.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in each of the Base Prospectus and the Prospectus Supplement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under the he United States Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. This opinion may not be quoted from or referred to in any documents other than the Registration Statement as provided for herein without our prior written consent.

Yours truly,

(signed) Borden Ladner Gervais LLP